UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.3)

                                    KFx, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                   48245L 10 7
                                 (CUSIP Number)

Seth H. Hoogasian, Esq.                           Thermo Electron Corporation
  General Counsel                                          81 Wyman Street
   (781) 622-1000                                    Waltham, MA 02454-9046


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                    Communications)


                                  June 14, 1999
                (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

------------------------------------------------------------------------------
            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
-------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

                                                                       (a) [   ]
                                                                       (b) [ x ]
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            3              SEC USE ONLY
-------------------------------------------------------------------------------
            4              SOURCE OF FUNDS*


                           WC
-------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
-------------------------------------------------------------------------------

            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          4,293,600
       WITH
-------------------------------------------------------------------------------
                      8    SHARED VOTING POWER


                           0
-------------------------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER


                           4,293,600
-------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


                           0
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           4,293,600
-------------------------------------------------------------------------------
            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
                           EXCLUDES CERTAIN SHARES*                        [   ]
-------------------------------------------------------------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           17.9%
-------------------------------------------------------------------------------
            14             TYPE OF REPORTING PERSON *

                           CO
-------------------------------------------------------------------------------

      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.001 per share, of KFx, Inc. (the "Issuer"), as set forth below.

Item 1. Security and Issuer.

      Item 1 is hereby amended and restated in its entirety as follows:

      This Schedule 13D relates to the shares of common stock, $.001 par value per share, of the Issuer. The Issuer's principal executive offices are located at 1999 Broadway, Suite 3200, Denver, Colorado 80202.

Item 2. Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment through one or more controlled subsidiaries. As of the date of this Amendment, 4,251,000 Shares were held by Thermo Ecotek Corporation ("Ecotek"), a majority-owned subsidiary of the Reporting Person.

      The Reporting Person develops, manufactures and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. The Reporting Person also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics, and direct energy conversion.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Any Shares of the Issuer purchased by the Reporting Person would be purchased using the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

     On June 14, 1999, Ecotek entered into an agreement (the "Agreement") with the Issuer in which the Issuer was authorized by Ecotek to find a buyer ("Buyer") for all of the Shares of the Issuer held by Ecotek at a price of $2.00 per share. The Issuer agreed in the Agreement to file a resale registration statement covering the offer and sale by Ecotek of its Shares to a Buyer, pursuant to the terms of the existing Registration Rights Agreement, dated as of August 18, 1995, between the Issuer and Ecotek (the "Registration Rights Agreement"). Any such sales will occur only after the effectiveness of such registration statement.

      Upon the closing of a sale of the Shares owned by Ecotek to a Buyer, Ecotek would cancel its existing Warrants to purchase additional Shares, which Warrants would, if exercised, have resulted in Ecotek owning up to 51% of the Issuer's common stock. In addition, upon such closing, the Registration Rights Agreement and the Stock Purchase Agreement between the Issuer and Ecotek dated as of August 18, 1995 would be terminated. The Stockholders' Voting and Co-Sale Agreement among Ecotek, the Issuer and certain stockholders of the Issuer, dated as of August 18, 1995, would terminate by its terms if the Warrants are canceled.

      The Agreement also provides that Ecotek may find a Buyer for all of its Shares on its own, without involvement of the Issuer. In the event of such a sale, Ecotek would cancel the Warrants and the Registration Rights Agreement and the Stock Purchase Agreement would be terminated. In addition, the Stockholders' Voting and Co-Sale Agreement would terminate by its terms.

     The Reporting Person may sell its Shares without the assistance of the Issuer. Conditions relevant to the timing of such sales of the Shares by the Reporting Person without the involvement of the Issuer may include the market performance of the Issuer's common stock, then current market and economic conditions, and the Issuer's then current or prospective financial performance.

     Except as set forth in this Item 4 and in Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5. Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 42,600 Shares, or approximately 0.2% of the outstanding Shares, owned directly by the Reporting Person and 4,251,000 Shares, or approximately 17.7% of the outstanding Shares, owned by Ecotek. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person own no Shares.

      (b) The Reporting Person has the sole power to vote and dispose of the Shares owned by it.

      (c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Item 6 is hereby amended and restated in its entirety as follows:

      As set forth in Item 4 hereof, Ecotek has entered into an Agreement authorizing the Issuer to find a Buyer for its Shares. The authorization under the Agreement expires 180 days from the date of the Agreement (the "Termination Date"). The Termination Date may be extended by the Issuer for up to 60 days, provided that the minimum price to be paid by the Buyer would increase to $2.30 per Share during any such extension period.

Item 7.     Material to be Filed as Exhibits.

      The following document is hereby added as an exhibit:

      (i) Agreement between the Issuer and Ecotek, dated June 14, 1999.

Signature

      After reasonable inquiry and to the best of its knowledge and belief the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 1999                THERMO ELECTRON CORPORATION



                                   By:  /s/ Kenneth J.Apicerno
                                        -----------------------------------
                                        Kenneth J. Apicerno
                                        Treasurer

    Appendix A is hereby amended and restated in its entirety as follows:

                                  APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street NW., Suite 505, Washington, DC 20005.

Samuel W. Bodman:                            Director, Thermo Electron

     Mr. Bodman is Chairman and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

Richard F. Syron:                            Director, President and Chief
                                             Executive Officer, Thermo Electron
George N. Hatsopoulos:                       Director and Chairman of the Board,
                                             Thermo Electron
John N. Hatsopoulos:                         Director and Vice Chairman of the
                                             Board, Thermo Electron
Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron

Mr. Melas-Kyriazi is a citizen of Greece.

Earl R. Lewis:                               Chief Operating Officer,
                                             Measurement and Detection,
                                             Thermo Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Resource Recovery,
                                             Thermo Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron
Brian D. Holt:                               Chief Operating Officer, Energy and
                                             Environment, Thermo Electron
John T. Keiser:                              Chief Operating Officer, Biomedical
                                             and Emerging Technologies, Thermo
                                             Electron

                                                                     Exhibit (i)

                                  AGREEMENT


      This Agreement is made this 12th day of June, 1999 by and between Thermo Ecotek Corporation ("TCK") and KFx, Inc. ("KFx").

      WHEREAS, TCK and KFx entered into a Stock Purchase Agreement dated August 18, 1995 (the "Stock Purchase Agreement"); and

      WHEREAS, KFx granted TCK a Stock Purchase Warrant dated August 18, 1995 to purchase 7,750,000 shares of KFx common stock at $3.65 per share; and

      WHEREAS, KFx granted TCK another Stock Purchase Warrant dated August 18, 1995 to purchase sufficient shares of KFx to bring TCK's ownership of KFx up to 51% of the common stock of KFx (hereafter, both Stock Purchase Warrants will be referred to as the "Warrants"); and

      WHEREAS, KFx desires to eliminate the $3.65 per share ceiling on the price of its common stock; and

      WHEREAS, KFx further desires to eliminate the ability of TCK to acquire a controlling interest in KFx; and

      WHEREAS, TCK desires to sell the common stock it owns in KFx subject to a minimum market price as defined below.

      NOW THEREFORE, in consideration of the premises and the mutual promises contained herein, the parties hereto agree as follows:

       1. Authorization to KFx to Find a Buyer. TCK hereby grants KFx authorization to find a buyer (the "Buyer") for all of the 4,250,000 shares of the common stock of KFx owned by TCK (the "TCK Stock") on or before the Termination Date (as defined in Section 3, below) for the consideration specified in Section 2.

       2. Consideration: The price to be paid by Buyer for 100% of the TCK Stock will be $2.00 per share.

       3. Termination of Authorization: KFx's authorization to find a Buyer for the TCK Stock shall expire 180 days from the date of this Agreement (the "Termination Date").

       4.    Extension of Termination Date:

            A. The Termination Date may be extended by written request by KFx to TCK for up to 60 days, provided however, KFx can demonstrate to the satisfaction of TCK that KFx has a reasonable chance of closing a sale of the TCK Stock during the 60 day extension period, and provided further, the $2.00 per share price shall be increased by 15% to $2.30 per share.

            B. If the TCK Stock is not purchased by a Buyer within such 60-day extension of the Termination Date, KFx's authorization to find a Buyer for the TCK Stock shall automatically terminate, and KFx shall have no further authorization to find a Buyer for the TCK Stock.

       5. Registration Statement Covering the TCK Stock: KFx agrees to prepare and file as soon as possible following the execution of this Agreement a registration statement (the "Registration Statement") covering the resale by TCK of the TCK Stock pursuant to the terms of the Registration Rights Agreement between KFx and TCK dated as of August 18, 1995.

       6. Closing of the Sale of the TCK Stock: If KFx finds a Buyer willing to purchase the TCK Stock on the terms described herein, the Buyer and TCK will negotiate in good faith agreements for the sale and transfer of the TCK Stock. At the Closing of the purchase of the TCK Stock (the "Closing") TCK will transfer the Warrants to KFx for cancellation. KFx shall have no rights to directly buy the TCK Stock for its own account or to sell the TCK Stock directly to Buyer. Such agreements with Buyer shall contain certain representations, warranties, terms, conditions, indemnities and opinions for such stock and warrant transactions. At the Closing, in consideration of TCK's agreement to transfer the Warrants to KFx for cancellation, KFx shall provide TCK a general release with respect to KFx and KFx Fuel Partners, L.P. TCK shall provide to KFx a similar general release. Each release shall also include a statement that, upon the closing, each of the Stock Purchase Agreement and Registration Rights Agreement (with the exception of Section 6 thereof) dated August 18th, 1995 between KFx and TCK will terminate and no longer be of any force or effect.

       7. Opinion of Counsel: As a condition to the Closing, KFx shall provide TCK with an opinion of counsel, with respect to KFx, that this Agreement complies with and/or does not violate any applicable laws, regulations or KFx agreements.

       8. Information About Buyers: KFx shall keep TCK informed on at least a weekly basis about its progress in finding a Buyer for the TCK Stock, and KFx shall immediately inform TCK about any offer from any Buyer to purchase the TCK Stock.

       9. Sale by TCK Without KFx Involvement: If, during the term of this Agreement, TCK should sell all the TCK Stock to a Buyer who was not found by KFx, TCK shall nevertheless agree to terminate the Warrants at the Closing of the sale of the TCK Stock and the Stock Purchase Agreement and Registration Rights Agreement (except for Section 6 thereof) shall terminate and no longer be of any force or effect.

       10. Condition Precedent: It shall be a condition precedent to the effectiveness of this Agreement that the Board of Directors of both KFx and TCK approve the execution and entering to of this Agreement by KFx and TCK, respectively.

       11.  Representations of KFx:

               (a) Authority: KFx has all the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement, the performance of KFx hereunder and the consummation by KFx of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered by KFx, enforceable against KFx in accordance with its terms.

               (b) Noncontravention: Neither the execution or delivery of this Agreement nor the performance by KFx of its obligations hereunder will, directly or indirectly (1) violate KFx's certificate of incorporation, bylaws or any contract or agreement or other arrangement to which KFx is a party, or (2) violate any statute, law, regulation or order applicable to KFx. Without limiting the foregoing, KFx shall not make any offers of the TCK Stock prior to the effective date of the Registration Statement.

               (c) Third Party Consents: No consent, authorization, approval or order of any third party, including any governmental agency, is required in connection with KFx's entry into this Agreement or the consummation by KFx of the transactions contemplated hereby.

       12. Governing Law; Prior Agreements: This Agreement shall be governed by Massachusetts law, and shall supercede all written or oral agreements and contracts with respect to the Stock Purchase Agreement or the Warrants.

      IN WITNESS WHEREOF, the parties execute this Agreement by their duly authorized officers.

KFx, INCORPORATED                            THERMO ECOTEK CORPORATION

     /s/ Seth L. Patterson                        /s/ Brian D. Holt
Name:----------------------------            Name:------------------------------

Title: Executive Vice President and             Title:   President  and  Chief
       Chief Financial Officer                           Executive Officer